UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

                  For Period Ended: June 30, 2001
                                    ----------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

  Philipp Brothers Chemicals, Inc.
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Full Name of Registrant

  N/A
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Former Name if Applicable

  One Parker Plaza
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Address of Principal Executive Office (Street and Number)

  Fort Lee, New Jersey 07024
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[x] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the destruction of the World Trade Center in New York City on September 11, 2001, the Registrant was unable to obtain certain information from its actuarial firm necessary to complete its Annual Report on

Form 10-K ("Annual Report") for the year ended June 30, 2001. Registrant's actuary maintained regional offices in the World Trade Center. Accordingly, Registrant is unable to complete its Annual Report prior to the scheduled filing date.

The Registrant confirms its intention to file its Annual Report promptly, and in no event later than the fifteenth calendar day after the original due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David C. Storbeck                (201)                       944-6020
      -----------------               ---------                ----------------
           (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Registrant's income before taxes declined from $14.0 million in fiscal 2000 to a loss before taxes of $16.9 million in fiscal 2001 due primarily to: (i) a nonrecurring gain from sale of assets of $13.7 million in fiscal 2000, and (ii) decreased operating performance in several of Registrant's business segments, which is a trend that Registrant has disclosed in previously filed Reports on Form 10-Q. Registrant will disclose these matters in more detail in Item 7 of Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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                        Philipp Brothers Chemicals, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2001                    By: /s/ David C. Storbeck
                                                ----------------------------
                                                     David C. Storbeck
                                                     Vice President, Finance
                                                     Chief Financial Officer


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September 28, 2001

Mr. David C. Storbeck
Philipp Brothers Chemicals, Inc.
One Parker Plaza
Fort Lee, NJ  07024

Dear Mr. Storbeck:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated September 28, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Philipp Brothers Chemicals, Inc. (the "Company") on or before the date the Form 10-K of the Company for the year ended June 30, 2001 is required to be filed.

Very truly yours,

PricewaterhouseCoopers